

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2018

James Sagemark
Chief Executive Officer
InSitu Biologics, Inc.
38730 Woodlane Drive
Suite 102
Woodbury, MN 55125

   Re: InSitu Biologics, Inc.
     Offering Statement on Form 1-A
     Filed June 5, 2018
     File No. 024-10845

Dear Mr. Sagemark:

   We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A Filed May 6, 2018

Description of the Business, page 41

1. At your first reference to the 505(b)(2) regulatory development pathway, please expand your disclosure to describe this process and its significance to your development of AnestaGel and Matrix BioHydrogel.

2. We note your response to comment 4. We will issue comments related to your confidential treatment request under separate cover. To the extent information redacted from the agreement appears material, we will have additional comments related to the discussion of this license agreement.

Overview of Clinical Data & Process, page 55

3.   We note your revised disclosure in response to prior comment 5. Safety and efficacy are assessed throughout all stages of clinical trials and the determinations are within the sole authority of the FDA or comparable foreign regulatory entity. Please remove all references to your product candidates being safe or effective. For example:

- "AnestaGel was proven to last longer and provide a greater analgesic effect than EXPAREL." - page 55
- "[T]he GLP study illustrates that a single injection of sustained release hydrogel with bupivacaine administered near the sciatic nerve produced long-lasting analgesia in a ratmodel." - page 56
- "[D]emonstrated pain relief without toxic effect." - page 57
- "Due to its crosslinked reservoir design, AnestaGel-P was able to carry more bupivacaine and demonstrated the ability to supply pain relief superior to EXPAREL up to 72 hours." - page 57

4.   We note your revised disclosure in response to comment 7. The GLP study summary includes multiple conclusory statements relating to safety and efficacy. For example: the sustained release hydrogel with bupivacaine group had significantly higher force generated when compared to the control group; the right paw generated significantly higher force than the left; the GLP study illustrates that a single injection of sustained release hydrogel with bupivacaine administered near the sciatic nerve produced long lasting analgesia in a rat model; and the nerve damage was minimal and mild and was likely to resolve completely over time.

Additionally, your exhibit titled "An evaluation of the analgesic effect of AnestaGel on the mechanical allodynia in a rat mode of post operative incision paid" contains conclusory statements relating to safety and efficacy and the charts that appear to present the data used to draw the conclusions is not legible.

Please revise your offering statement to replace conclusions related to safety and efficacy with the observations or summaries of the observations from the trial, without your safety and efficacy conclusions. Additionally, given the conclusions presented in your paper, which is filed as an exhibit, it is not appropriate to present these with your offering statement.

Additionally, please revise your summary of the GLP Study to include the following limitations: that the concentrations of bupivacaine between sustained release hydrogel with bupivacaine and liposome bupivacaine were not equivalent; and as the pharmacokinetic portion of the study consisted of only two rats in each group, it is difficult to draw definite conclusions regarding the differences observed in serum bupivacaine levels.

James Sagemark
InSitu Biologics, Inc.
June 18, 2018
Page 3

Directors, Executive Officers and Significant Employees, page 62

5.   We note your revised disclosure in response to prior comment 8.   Please disclose the dates of Mr. Segermark's principal occupations and employment during the past five years, and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. Please see Item 10(c) of Part II of Form 1-A.

General

6.   Please update your website and the Manhattan Street Capital website to include: (i) from whom a copy of the most recent version of the preliminary offering circular may be obtained; (ii) the URL to the preliminary offering circular; or (iii) a complete copy of the preliminary offering circular. Please refer to Rule 255(b)(4).

       We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Ibolya Ignat at 202-551-3636 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Suzanne Hayes at 202-551-3675 with any other questions.

                                             Division of Corporation Finance
                                             Office of Healthcare & Insurance

cc: Jillian Sidoti, Esq.